82-34635

RECEIVED
2005 NOV 30 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 22, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

05012936

SUPPL

Dear Sir,

Singer N.V.
Re: ~~Retail Holdings N.V.~~
Exemption Number 82-5225

On behalf of Retail Holdings N.V. we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated November 22, 2005, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

Enclosures:

dlw 11/30

Retail Holdings N.V.
De Ruyterkade 62, Curacao, Netherlands Antilles

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated November 22, 2005

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated November 8, 2005
2.	Quarterly Report For the Quarterly Period Ended September 30, 2005.

EXHIBIT NO.1

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
November 8, 2005

INFORMATION CONTACT
Barbara Wybraniec at (914) 220-5143

RETAIL HOLDINGS N.V. ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2005

November 8, 2005, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: SNGR)

Retail Holdings N.V. ("Singer" or "the Company") announced today its results for the third quarter of 2005.

2005 Third Quarter Results

For the third quarter of 2005 ended September 30, 2005, the Company reported consolidated revenues of $67.5 million compared to $59.9 million for the third quarter of 2004, an increase of $7.6 million or 12.7%. The increase in revenues was primarily due to strong retail sales at almost all of the major Retail operating units in Asia, particularly in Sri Lanka, Thailand and Bangladesh. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown an 18.9% revenue increase for the quarter.

The Company's revenues for the third quarter of 2005 include $13.7 million of finance earnings on consumer credit sales compared to $10.3 million in the third quarter of 2004. The increase in finance earnings is due primarily to increased credit sales in Thailand and Sri Lanka as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the three months ended September 30, 2005 was $27.9 million, representing a gross profit as a percentage of revenues of 41.3%, as compared to $24.3 million and a gross profit percentage of 40.5% for the three months ended September 30, 2004. The slight increase in gross profit percentage is primarily due to the increase in credit sales.

Selling and administrative expenses for the three months ended September 30, 2005 were $26.2 million, representing 38.9% of revenues, as compared to $25.0 million and 41.7% of revenues for the three months ended September 30, 2004. The decrease in selling and administrative expenses as a percentage of revenues is primarily due to the ongoing efforts to reduce corporate administrative positions as a result of the sale of the Sewing business and trademark. This was offset, in part, by India's significant decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Excluding India, selling and administrative expenses as a percentage of revenue would have been 38.0% in the 2005 third quarter as compared to 41.0% in the 2004 third quarter.

Operating income for the three months ended September 30, 2005 was $1.6 million as compared to a loss of $0.7 million for the same period in 2004, while EBITDA (earnings before interest expense, taxes, depreciation and amortization) from continuing operations was $4.2 million and

$0.6 million, respectively. The $2.3 million increase in operating income and $3.6 million increase in EBITDA were due to improved performance in Sri Lanka and the reduction in Corporate overhead expense. The increase in EBITDA also reflects an increase in other income.

Singer India has incurred substantial losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004 and continuing into 2005, a severe liquidity crunch reflecting the impact of prior losses. On May 31, 2005, Singer India was registered as a "Sick Company" by the BIFR pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 of India. The registration provides certain legal protection against creditors.

There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit a successful reorganization of that company. The survival and restructuring of Singer India will require the support and assistance of Singer India's banks and other stakeholders, which support has so far not been forthcoming. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

Singer has established a new wholly owned subsidiary in India, which together with a third party distributor, will take on the role of distributing sewing machines and small appliances on a wholesale basis in India. Residual sourcing and retail activity may continue to be carried on by a smaller and more focused Singer India. Singer is also seeking to reduce its ownership stake in Singer India. Should a sufficient stake be sold and Singer India be deconsolidated, the Company would recognize a significant accounting gain from the reversal of prior losses in excess of that company's equity.

Interest expense was $2.8 million and $2.1 million for the three-month periods ended September 30, 2005 and 2004, respectively. The increase in interest expense reflects the increased financing required to support the increased installment receivables as a result of higher sales and promotion of credit, including longer average credit terms in Thailand and Sri Lanka.

Equity earnings from Operating Affiliates totaled $0.5 million and $0.2 million for the three-month periods ended September 30, 2005 and 2004, respectively. The $0.3 million improvement was primarily due to increased income from an operating affiliate in Bangladesh.

Royalty expense was $0.7 million and $0.6 million for the three-month periods ended September 30, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues at Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia.

Miscellaneous other income was $1.7 million for the three-month period ended September 30, 2005 as compared to other income of $0.2 million for the same period in 2004. Other income in 2005 includes a $1.1 million gain resulting from a legal settlement of an outstanding obligation recognized as part of Singer's Reorganization in 2000 and $0.7 million in interest income from investments and the KSIN and Jamaica notes receivable.

Provision for income taxes amounted to $0.5 million in the three-month period ended September 30, 2005, as compared to a $2.0 million tax provision for the same period in 2004. The $1.5 million decrease in provision for income taxes primarily reflected the need to provide an additional valuation reserve of $1.2 million for deferred taxes in India and the Philippines in 2004 and no such requirement this period.

Minority interest share in losses was $0.3 million for the 2005 third quarter compared to $0.9 million for the same period in 2004. The decrease in minority interest share in losses was primarily due to increased profitability in the Retail operating units in Asia, particularly in Sri Lanka and Bangladesh.

The Company's income from continuing operations was $0.2 million for the three months ended September 30, 2005 as compared to a loss of $4.2 million in 2004. The improvement in income from continuing operations of $4.4 million was primarily due to improved performance at the operating units, particularly in Sri Lanka and the Philippines, the increase in miscellaneous other income and reduction in corporate overhead expense.

Income from discontinued operations for the three months ended September 30, 2005 was $nil as compared to income of $2.4 million for the same period in 2004. The income from discontinued operations in 2004 was primarily due to income from operations of the Sewing business and trademark that were sold as part of the KSIN transaction.

The net income available to common shares for the three months ended September 30, 2005 was $0.2 million as compared to a net loss of $1.8 million for the same period in 2004. This is equivalent to basic and diluted income per common share of $0.03 for the three months ended September 30, 2005 as compared to a net loss of $0.23 per common share for the same period in 2004.

2005 Nine Months Results

For the nine months ended September 30, 2005, the Company reported consolidated revenues of $231.4 million compared to $193.0 million for the same period in 2004, an increase of $38.4 million or 19.9%. The increase in revenues was primarily due to strong retail sales at almost all of the major Retail operating units in Asia, particularly in Thailand, Sri Lanka and Bangladesh. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown a 29.3% revenue increase for the nine months.

The Company's revenues for the nine months ended September 30, 2005 include $40.1 million of finance earnings on consumer credit sales compared to $30.3 million for the same period in 2004. The increase in finance earnings is due primarily to increased credit sales in Thailand and Sri Lanka as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the nine months ended September 30, 2005 was $89.0 million, representing a gross profit as a percentage of revenues of 38.5%, as compared to $76.6 million and a gross profit percentage of 39.7% for the nine months ended September 30, 2004. The slight decline in

gross profit percentage is primarily due to a shift in Thailand's sales mix from appliances to motorcycles, which have a lower gross profit contribution.

Selling and administrative expenses for the nine months ended September 30, 2005 were $80.8 million, representing 34.9% of revenues, as compared to $71.7 million and 37.1% of revenues for the nine months ended September 30, 2004. The decrease in selling and administrative expenses as a percentage of revenues is primarily due to Thailand's significant sales increase which exceeded the increase in Thailand's fixed selling and administrative expenses and a reduction in corporate overhead expense. This was offset, in part, by India's significant decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Excluding India, selling and administrative expenses as a percentage of revenue would have been 34.0% in the nine months ended September 30, 2005 as compared to 37.4% for the same period in 2004.

Operating income for the nine months ended September 30, 2005 and 2004 was $8.2 million and $4.9 million, respectively, while EBITDA from continuing operations was $10.1 million and $4.8 million, respectively. The $3.3 million increase in operating income and $5.3 million increase in EBITDA were due to improved performance at the operating units, particularly in Sri Lanka and the Philippines, coupled with a reduction in Corporate overhead expense.

The losses incurred at Singer India and the status of that company and of Singer's operations in India are reviewed in detail in the discussion of the three months results, above.

Interest expense was $7.1 million and $6.2 million for the nine-month periods ended September 30, 2005 and 2004, respectively. The increase in interest expense reflects the increased financing required to support the increased installment receivables as a result of higher sales and promotion of credit, including longer average credit terms in Thailand and Sri Lanka.

Equity earnings from Operating Affiliates were $0.4 million during the nine-month period ended September 30, 2005 as compared to a loss of $0.6 million for the same period in 2004. The $1.0 million improvement was primarily due to lower losses at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $2.3 million and $1.9 million for the nine-month periods ended September 30, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues at Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia.

Miscellaneous other income was $2.9 million for the nine-month period ended September 30, 2005 as compared to other income of $1.7 million for the same period in 2004. Other income in 2005 includes $2.1 million in interest income from investments and the KSIN and Jamaica notes receivable, a $1.1 million gain resulting from a legal settlement of an outstanding obligation and a $0.5 million gain on sale of property, which was partially offset by foreign exchange losses of $1.1 million. The other income for 2004 was primarily gains on sale of property in Thailand and Indonesia.

Provision for income taxes amounted to $3.3 million in the nine-month period ended September 30, 2005, as compared to a $4.6 million tax provision for the same period in 2004. The $1.3 million decrease in provision for income taxes is primarily due to the absence in 2005 of the need for an additional valuation reserve for deferred taxes as compared to a provision of $1.2 million in 2004.

Minority interest share in income was $1.2 million for the 2005 period compared to $1.4 million for the same period in 2004. The decrease in minority interest share in income was primarily due to the lower net income at Singer Asia.

The Company's loss from continuing operations for the nine months ended September 30, 2005 and 2004 was $2.4 million and $8.2 million, respectively. The improvement of $5.8 million is primarily due to the increase in operating income coupled with the increase in miscellaneous other income and decrease in the income tax provision.

Loss from discontinued operations for the nine months ended September 30, 2005 and 2004 was $0.4 million and $22.3 million respectively. The loss in 2005 was due to the loss on the sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the final post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million. The loss from discontinued operations in 2004 was primarily due to the loss on sale of the Sewing business and trademark, the KSIN transaction, of $36.4 million, which was partially offset by earnings from operations of the Sewing business and trademark prior to sale of $13.7 million.

The net loss available to Common Shares was $2.8 million and $30.5 million for the nine months ended September 30, 2005 and 2004, respectively. This is equivalent to basic and diluted loss per Common Share of $0.48 and $3.88, respectively.

Chairman's Comments

Commenting on recent developments, Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer remarked, "I am encouraged by the Company's improved profitability in the third quarter. Performance at Singer Asia, the Company's only remaining operating business, continued to improve with revenues and profits up significantly from prior year. Singer's EBITDA (earnings before interest expense, taxes, depreciation and amortization) from continuing operations increased from $0.6 million in the third quarter of 2004 to $4.2 million this quarter.

"Singer also was successful during the quarter in acquiring, as part of the Company's ongoing stock repurchase plan, 663,803 shares of Singer Common Stock through negotiated and open market transactions, including 662,089 Shares purchased from a subsidiary of Old Singer in liquidation. Since the Company's emergence pursuant to the Reorganization Plan in September 2000, Singer has reduced the number of shares and options outstanding from 8,780,355 to 5,520,036 as of September 30, 2005."

About Retail Holdings N.V. ("Singer")

Retail Holdings N.V., formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005; the name change was required as a consequence of the KSIN Transaction.

The Singer Retail business in Asia, the only operating business remaining following the completion of the KSIN Transaction and the sale of Singer Jamaica, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares are available on the "Pink Sheets" quotation service under the symbol "SNGR". Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Common Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2004 Annual Report dated April 2005, and the prior Disclosure Statements and Reports dated April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com.**

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of

future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (914) 220-5143.

RETAIL HOLDINGS N.V.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 and DECEMBER 31, 2004
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) September 30, 2005	(Audited) December 31, 2004
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 32,610	$ 40,038
Accounts receivable, net of allowances for doubtful accounts of $29,328 and $28,242, respectively	110,799	113,441
Inventories, net	52,757	51,898
Other current assets	17,982	13,773
Total current assets	214,148	219,150
Investment in operating affiliates	6,632	6,616
Installment receivables due in excess of one year	63,134	39,523
Property, plant and equipment, net	21,190	21,141
Goodwill and intangible assets, net	14,839	14,821
Other assets	38,400	34,525
Total assets	$ 358,343	$ 335,776
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 68,901	$ 48,370
Accounts payable	20,295	27,069
Accrued liabilities	18,274	19,747
Current portion of long-term debt	30,893	24,668
Total current liabilities	138,363	119,854
Long-term debt	53,157	38,359
Other non-current liabilities	30,298	31,365
Minority interest	59,923	62,317
Total liabilities	281,741	251,895
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,184,536 in 2005 and 5,984,375 in 2004	52	60
Additional paid-in capital	91,814	97,132
Deficit	(9,057)	(6,293)
Accumulated other comprehensive loss	(6,207)	(7,018)
Total shareholders' equity	76,602	83,881
Total liabilities and shareholders' equity	$ 358,343	$ 335,776

RETAIL HOLDINGS N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended September 30, 2005 and 2004		Nine Months ended September 30, 2005 and 2004	
Revenues	$ 67,485	$ 59,907	$ 231,430	$ 193,012
Cost of revenues	39,632	35,634	142,401	116,421
Gross profit	27,853	24,273	89,029	76,591
Selling and administrative expenses	26,226	25,006	80,826	71,670
Operating income	1,627	(733)	8,203	4,921
Other income (expense)				
Interest expense	(2,766)	(2,119)	(7,067)	(6,210)
Equity earnings from operating affiliates	530	208	373	(595)
Royalty	(675)	(599)	(2,314)	(1,930)
Other, net	1,700	197	2,942	1,658
	(1,211)	(2,313)	(6,066)	(7,077)
Income (loss) from continuing operations before provision for income taxes and minority interest	416	(3,046)	2,137	(2,156)
Provision for income taxes	536	2,039	3,302	4,594
Minority interest share in income (loss)	(274)	(865)	1,219	1,438
Income (loss) from continuing operations	154	(4,220)	(2,384)	(8,188)
Discontinued operations				
Income from operations of Sewing business and trademark	-	2,593	-	13,722
Gain (loss) on sale / impairment on assets of Sewing business and trademark, net of tax benefit	-	(495)	1,314	(36,418)
Income from operations of Jamaica	-	344	233	421
Loss on sale of Jamaica, net of tax benefit	-	-	(1,927)	-
Income (loss) from discontinued operations	-	2,442	(380)	(22,275)
Net income (loss) available to common shares	$ 154	$ (1,778)	$ (2,764)	$ (30,463)
Earnings (loss) per common share – basic and diluted				
Income (loss) from continuing operations	$ 0.03	$ (0.54)	$ (0.41)	$ (1.04)
Income (loss) from discontinued operations	$ -	$ 0.31	$ (0.07)	$ (2.84)
Net income (loss) available to common shares	$ 0.03	$ (0.23)	$ (0.48)	$ (3.88)
Basic weighted average common shares outstanding	5,767,177	7,759,625	5,792,743	7,854,956
Diluted weighted average common shares outstanding	5,952,006	8,147,347	6,066,634	8,249,988

EXHIBIT NO.2

Exemption Number 82-5225

SINGER®

QUARTERLY REPORT

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

**For the Quarterly Period Ended
September 30, 2005**

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Retail Holdings N.V., formerly known as Singer N.V., to Singer N.V. and to their consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries in Asia. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is www.retailholdings.com.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares are available on the "Pink Sheets" quotation service under the symbol "SNGR". Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Common Shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

RETAIL HOLDINGS N.V.

INDEX

RETAIL HOLDINGS N.V.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 and DECEMBER 31, 2004
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) September 30, 2005	(Audited) December 31, 2004
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 32,610	$ 40,038
Accounts receivable, net of allowances for doubtful accounts of $29,328 and $28,242, respectively	110,799	113,441
Inventories, net	52,757	51,898
Other current assets	17,982	13,773
Total current assets	214,148	219,150
Investment in operating affiliates	6,632	6,616
Installment receivables due in excess of one year	63,134	39,523
Property, plant and equipment, net	21,190	21,141
Goodwill and intangible assets, net	14,839	14,821
Other assets	38,400	34,525
Total assets	$ 358,343	$ 335,776
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 68,901	$ 48,370
Accounts payable	20,295	27,069
Accrued liabilities	18,274	19,747
Current portion of long-term debt	30,893	24,668
Total current liabilities	138,363	119,854
Long-term debt	53,157	38,359
Other non-current liabilities	30,298	31,365
Minority interest	59,923	62,317
Total liabilities	281,741	251,895
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,184,536 in 2005 and 5,984,375 in 2004	52	60
Additional paid-in capital	91,814	97,132
Deficit	(9,057)	(6,293)
Accumulated other comprehensive loss	(6,207)	(7,018)
Total shareholders' equity	76,602	83,881
Total liabilities and shareholders' equity	$ 358,343	$ 335,776

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

RETAIL HOLDINGS N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended September 30, 2005 and 2004		Nine Months ended September 30, 2005 and 2004	
Revenues	$ 67,485	$ 59,907	$ 231,430	$ 193,012
Cost of revenues	39,632	35,634	142,401	116,421
Gross profit	27,853	24,273	89,029	76,591
Selling and administrative expenses	26,226	25,006	80,826	71,670
Operating income	1,627	(733)	8,203	4,921
Other income (expense)				
Interest expense	(2,766)	(2,119)	(7,067)	(6,210)
Equity earnings from operating affiliates	530	208	373	(595)
Royalty	(675)	(599)	(2,314)	(1,930)
Other, net	1,700	197	2,942	1,658
	(1,211)	(2,313)	(6,066)	(7,077)
Income (loss) from continuing operations before provision for income taxes and minority interest	416	(3,046)	2,137	(2,156)
Provision for income taxes	536	2,039	3,302	4,594
Minority interest share in income (loss)	(274)	(865)	1,219	1,438
Income (loss) from continuing operations	154	(4,220)	(2,384)	(8,188)
Discontinued operations				
Income from operations of Sewing business and trademark	-	2,593	-	13,722
Gain (loss) on sale / impairment on assets of Sewing business and trademark, net of tax benefit	-	(495)	1,314	(36,418)
Income from operations of Jamaica	-	344	233	421
Loss on sale of Jamaica, net of tax benefit	-	-	(1,927)	-
Income (loss) from discontinued operations	-	2,442	(380)	(22,275)
Net income (loss) available to common shares	$ 154	$ (1,778)	$ (2,764)	$ (30,463)
Earnings (loss) per common share – basic and diluted				
Income (loss) from continuing operations	$ 0.03	$ (0.54)	$ (0.41)	$ (1.04)
Income (loss) from discontinued operations	$ -	$ 0.31	$ (0.07)	$ (2.84)
Net income (loss) available to common shares	$ 0.03	$ (0.23)	$ (0.48)	$ (3.88)
Basic weighted average common shares outstanding	5,767,177	7,759,625	5,792,743	7,854,956
Diluted weighted average common shares outstanding	5,952,006	8,147,347	6,066,634	8,249,988

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

RETAIL HOLDINGS N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004 (Unaudited)
(in thousands of US dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,764)	$ (30,463)
Adjustments to reconcile net loss to net cash used in operating activities-		
Depreciation and amortization	2,149	2,187
Gain from disposal of property, plant and equipment	(387)	(2,047)
Loss from purchase of minority interest	-	41
Impairment (gain) on sale of Sewing business and trademark, net of tax benefit	(1,314)	36,418
Loss on sale of Singer Jamaica, net of tax benefit	1,927	-
Income (loss) from discontinued operations of Sewing business and Jamaica, net of tax benefit	(233)	(14,143)
Gain resulting from legal settlement of outstanding obligation	(1,131)	-
Provision for doubtful accounts	7,738	7,009
Equity in losses from operating affiliates, net of dividends received	57	1,176
Minority interest share in income	1,219	1,438
Change in assets and liabilities-		
Increase in accounts receivable and installment receivables due in excess on one year	(45,851)	(21,341)
Increase in inventory	(4,612)	(3,199)
Increase in other current assets	(3,867)	(182)
Increase (decrease) in accounts payable and accrued expenses	(5,804)	6,814
Other, net	2,526	(7,592)
Total adjustments	(47,583)	6,579
Net cash used in operating activities	(50,347)	(23,884)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(3,481)	(2,774)
Proceeds from disposal of property, plant and equipment	535	2,661
Proceeds from sale of Sewing business and trademark	1,783	65,146
Proceeds from sale of Singer Jamaica	2,710	-
Increase in investments in operating affiliates	-	(307)
Net cash provided by investing activities	1,547	64,726
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in notes and loans payable	19,016	(1,701)
Net increase (repayments) in long-term debt	26,681	(8,424)
Purchase of treasury stock and options	(5,645)	(1,249)
Proceeds from stock options exercised	318	249
Subsidiary dividends paid to minority shareholders	(1,442)	(2,799)
Net cash provided (used in) by financing activities	38,928	(13,924)
Effect of exchange rate changes on cash	2,444	209
Net (decrease) increase in cash and cash equivalents	(7,428)	27,127
CASH AND CASH EQUIVALENTS, at beginning of the period	40,038	27,550
CASH AND CASH EQUIVALENTS, at end of the period	$ 32,610	$ 54,677

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

RETAIL HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars, except share and per share amounts)

1. BUSINESS AND ORGANIZATION

Retail Holdings N.V. ("Singer" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, Singer became the parent company of several Operating Companies formerly owned by Old Singer. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005; the name change was required as a consequence of the KSIN Transaction (see below).

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to qualified customers. The operating units in Asia are all owned by Singer Asia Ltd. ("Singer Asia") which is a 56.8% owned subsidiary of the Company.

On September 30, 2004, Singer completed the sale of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes") and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2004 Annual Report dated April 2005.

Certain prior year amounts have been reclassified to conform to the 2005 presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance.

This Statement will be effective for the Company as of January 1, 2006. The adoption of this standard will not have a material effect on the Company's financial condition or results of operations.

In December 2004, the FASB issued FASB Statement No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this standard will not have a material effect on the Company's financial condition or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this standard will not have a material effect on the Company's financial condition or results of operations.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	September 30, 2005	December 31, 2004
Trade receivables, net	$ 9,298	$ 10,671
Installment receivables, net	217,221	185,456
Jamaica Notes, current portion	2,405	-
Other, net	8,176	7,873
	237,100	204,000
Less:		
Unearned carrying charges	(63,167)	(51,036)
Installment receivables due in excess of one year	(63,134)	(39,523)
	$ 110,799	$ 113,441

4. OTHER ASSETS

Other assets are summarized as follows:

	September 30, 2005	December 31, 2004
Receivable associated with entities being liquidated in connection with the Reorganization Plan	13,755	13,755
Other, including the KSIN and long-term Jamaica Notes	24,645	20,770
	$ 38,400	$ 34,525

The KSIN Notes bear interest at 10.0% per annum and are paid semi-annually in arrears on June 30 and December 31. On each interest payment date, up to 30% of the accrued and unpaid interest may be capitalized by increasing the outstanding principal amount. One third of the original principal amount of the KSIN Notes is due on September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due on September 30, 2011.

See Note 7 for a description of the Jamaica Notes.

5. NOTES AND LOANS PAYABLE

Notes and loans payable due within one year consisted of:

	September 30, 2005	December 31, 2004
Thailand @ 3.8% (2004 – 2.6%) weighted average interest rate	$ 31,222	$ 13,300
Sri Lanka @ 10.8% (2004 - 10.2%) weighted average interest rate	17,594	15,843
India @ 14.2% (2004 - 13.9%) weighted average interest rate	6,492	7,416
Pakistan @ 9.9% (2004 – 6.2%) weighted average interest rate	4,256	3,415
Bangladesh @ 11.6% (2004 – 10.5%) weighted average interest rate	3,872	2,088
Philippines @ 12.2% (2004 – 13.1%) weighted average interest rate	1,178	1,231
Indonesia @ 12.2% weighted average interest rate	161	-
Corporate @ 0% (2004 – 0%) weighted average interest rate	4,126	4,101
Jamaica (2004 – 20.0%) weighted average interest rate	-	976
	$ 68,901	$ 48,370

Notes and loans payable of operating units are generally denominated in local currency and are collateralized by receivables, inventory, and property, plant and equipment. Corporate borrowings are denominated in US Dollars and are primarily with entities being liquidated in connection with the Reorganization Plan.

Covenants

As of September 30, 2005, there were no financial covenants in any corporate debt.

The terms of the financing agreements relating to Singer India Limited ("Singer India"), a public company that is a 60.9% owned subsidiary of Singer Asia, contain, among other provisions, requirements for maintaining minimum financial covenants and remaining current on all interest and principal payments. As at September 30, 2005 and December 31, 2004, Singer India was in breach of certain financial covenants and in arrears on interest and principal repayments with respect to various financing agreements. On May 31, 2005, Singer India was registered as a "Sick Company" by the Board for

Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 ("SICA") of India. The registration provides certain legal protection against creditors. There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit a successful reorganization of that company. The survival and restructuring of Singer India will require the support and assistance of Singer India's banks and other stakeholders, which support has so far not been forthcoming. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

As of September 30, 2005 and December 31, 2004 the Company's other subsidiaries were in compliance with all applicable financial covenants.

6. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2005	December 31, 2004
Bonds and Debentures:		
Sri Lanka - 10.5% due 2009	$ 5,428	$ -
- 10.5% due 2008	10,897	4,347
- 13.0% due 2005	2,961	2,871
Loans:		
Thailand - Thai Military Bank	12,183	-
Thailand - Asia Credit	7,715	4,284
Thailand – Bank of Ayudhaya	6,092	-
Thailand – Siam Commercial Bank	5,877	8,776
Thailand - Bangkok Bank	5,316	7,712
Thailand – Bank of Asia	5,277	8,782
Thailand - Kasikron Bank	4,264	9,641
Thailand - KGI Securities	3,655	-
Sri Lanka - Mercantile Services Provident Society	3,454	3,349
Sri Lanka - National Development Bank	2,439	3,629
Thailand - DBS Thai Danu Bank	1,523	2,570
Sri Lanka - Hatton National Bank	987	1,914
Other	5,982	5,152
	84,050	63,027
Less- current portion	(30,893)	(24,668)
	$ 53,157	$ 38,359

7. DISCONTINUED OPERATIONS

On June 23, 2005, Singer completed the sale of Singer Jamaica Limited ('Singer Jamaica") to AON International Inc. for a total consideration of $8,195. The consideration consisted of $2,710 in cash and $5,485 in three promissory notes receivable (the "Jamaica Notes") as follows:

a) $2,000 secured First Jamaica Note, issued by Singer Jamaica, bearing interest at 7.5% per annum payable quarterly and due in full on September 23, 2006.
b) $2,985 secured Second Jamaica Note, issued by Singer Jamaica, bearing interest at 2.1% per annum payable quarterly. Quarterly principal receipts of $135 are due commencing March 23, 2006, increasing to $245 per quarter on December 23, 2006, continuing until March 23, 2009, at which time they reduce to $95 per quarter until the note is fully paid on December 23, 2009.
c) $500 secured Purchaser Note, issued by AON International Inc., bearing interest at 10.0% per annum payable quarterly. Quarterly principal receipts of $125 are due commencing on March 23, 2009.

Accordingly, the results of operations of Singer Jamaica together with the loss on sale of $1,927 are reported separately as discontinued operations.

On September 30, 2004 Singer completed the KSIN Transaction. Accordingly, the results of operations for the Sewing business and SINGER® trademark are reported separately as discontinued operations and are summarized as follows:

	Nine Months ended September 30, 2005	and 2004
Revenues	$ -	$ 154,346
Operating income	$ -	$ 20,163
Income from operations of Sewing business and trademark, net of tax benefit	$ -	$ 13,722
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	$ 1,314	$ (36,418)

During the second quarter of 2005, the Company reached an agreement with KSIN on the post closing purchase price adjustment relating to the difference between the actual and the estimated closing working capital and debt related to the sale of the Sewing business and trademark in September 2004. The agreement resulted in a gain of $2,308 which was recorded in discontinued operations. This gain was offset, in part, by additional termination benefits of $994 during the nine months ended September 30, 2005 as part of the Company's ongoing efforts to reduce certain corporate administrative positions as a result of the sale of the Sewing business and trademark.

8. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

A new common stock repurchase plan was announced on April 22, 2005. Under the plan, the Company has purchased 764,198 Shares and options as of September 30, 2005 for a total cost of $4,835. The Shares purchased have been classified as Treasury Shares, reducing the number of issued and outstanding common shares by 701,948.

During 2004, the Company undertook a common stock repurchase plan. Under that plan, the Company purchased 375,185 Shares and options during 2004 for a total cost of $1,714; the Company repurchased 186,278 Shares and options in 2005 (not included in the numbers in the above paragraph), under agreements negotiated during 2004, for a total cost of $810. The Shares purchased have been classified as Treasury Shares, reducing the number of issued and outstanding Common Shares by 505,963. This common stock repurchase plan was terminated on January 24, 2005.

During 2004, the Company purchased allowed general unsecured claims against Old Singer which entitled the holder to 11,400 Common Shares of the Company; additionally, a subsidiary of Old Singer, in liquidation, made a final distribution, including a distribution to the Company, of 159,796 Common Shares. These Shares have been classified as Treasury Shares, reducing the number of issued and outstanding Common Shares by these amounts.

In October 2004, as a consequence of the repayment of an outstanding loan obligation, a security interest in 1,346,701 Common Shares of the Company held by a subsidiary was released; these shares are now classified as Treasury Shares.

In September 2004, the Company entered into a settlement agreement with the Singer Creditor Trust that resulted in 312,631 Common Shares of the Company formerly held by subsidiaries, to be classified as Treasury Shares. Pursuant to the terms of the KSIN transaction, those Shares that were held by subsidiaries of the Company to be acquired by KSIN were acquired by the Company.

In March 2004, the Company purchased for one dollar the remaining 49% of the common shares and 100% of the preferred shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholders. The Company reflected the resulting gain of $2,269 as an increase to Additional paid-in-capital.

9. STOCK OPTION PLAN

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2003	686,027	$ 1.12
Granted	309,000	3.65
Exercised	(295,263)	1.12
Purchased	(24,000)	2.45
Outstanding, December 31, 2004	675,764	$ 2.23
Exercised	(246,514)	1.19
Purchased	(93,750)	1.39
Outstanding, September 30, 2005	335,500	$ 3.22

10. COMPREHENSIVE INCOME

	Three Months ended September 30, 2005 and 2004		Nine Months ended September 30, 2005 and 2004	
Net income (loss)	$ 154	$ (1,778)	$ (2,764)	$ (30,463)
Other comprehensive loss:				
Foreign currency translation adjustment	(167)	(388)	(759)	(1,506)
Comprehensive loss	$ (13)	$ (2,166)	$ (3,523)	$ (31,969)

11. EARNINGS PER SHARE OF COMMON STOCK

	Three Months Ended September 30, 2005 and 2004		Nine Months Ended September 30, 2005 and 2004	
Weighted-average number of shares on which earnings per share calculations are based:				
Basic	5,767,177	7,759,625	5,792,743	7,854,956
Add - incremental shares associated with stock options	184,829	387,722	273,891	395,032
Diluted	5,952,006	8,147,347	6,066,634	8,249,988
Income (loss) from continuing operations available to Common Shares	$ 154	$ (4,220)	$ (2,384)	$ (8,188)
Income (loss) from discontinued operations, net of tax benefit	-	2,442	(380)	(22,275)
Income (loss) on which basic earnings per share is calculated	$ 154	$ (1,778)	$ (2,764)	$ (30,463)
Income (loss) from continuing operations	$ 154	$ (4,220)	$ (2,384)	$ (8,188)
Income (loss) from discontinued operations, net of tax benefit		2,442	(380)	(22,275)
Income (loss) on which diluted earnings per share is calculated	$ 154	$ (1,778)	$ (2,764)	$ (30,463)
Earnings (loss) per Common Share – basic and diluted				
Income (loss) from continuing operations	$ 0.03	$ (0.54)	$ (0.41)	$ (1.04)
Income (loss) from discontinued operations of Sewing business and trademark, net of tax	-	0.31	(0.07)	(2.84)
Income (loss) available to Common Shares	$ 0.03	$ (0.23)	$ (0.48)	$ (3.88)

12. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products for the home in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers.

The operations and the performance of these subsidiaries by geographic area and corporate expenses is as follows:

Segment Data	Three Months ended September 30, 2005 and 2004		Nine Months ended September 30, 2005 and 2004	
Operating income:				
Asia	$ 2,312	$ 1,575	$ 11,572	$ 10,753
Corporate and eliminations	(685)	(2,308)	(3,369)	(5,832)
Total operating income	$ 1,627	$ (733)	$ 8,203	$ 4,921
Interest expense:				
Asia	$ 2,766	$ 1,716	$ 7,067	$ 4,981
Corporate and eliminations	-	403	-	1,229
Total interest expense	$ 2,766	$ 2,119	$ 7,067	$ 6,210

	September 30, 2005	December 31, 2004
Total assets:		
Retail-		
Asia	$ 307,205	$ 266,841
Jamaica	-	12,509
	307,205	279,350
Corporate and eliminations	51,138	56,426
Total assets	$ 358,343	$ 335,776

No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in that area.

PART II

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2004 and the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2005 and 2004. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Three Months Ended September 30, 2005 and September 30, 2004

For the third quarter of 2005 ended September 30, 2005, the Company reported consolidated revenues of $67.5 million compared to $59.9 million for the third quarter of 2004, an increase of $7.6 million or 12.7%. The increase in revenues was primarily due to strong retail sales at almost all of the major Retail operating units in Asia, particularly in Sri Lanka, Thailand and Bangladesh. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown an 18.9% revenue increase for the quarter.

The Company's revenues for the third quarter of 2005 include $13.7 million of finance earnings on consumer credit sales compared to $10.3 million in the third quarter of 2004. The increase in finance earnings is due primarily to increased credit sales in Thailand and Sri Lanka as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the three months ended September 30, 2005 was $27.9 million, representing a gross profit as a percentage of revenues of 41.3%, as compared to $24.3 million and a gross profit percentage of 40.5% for the three months ended September 30, 2004. The slight increase in gross profit percentage is primarily due to the increase in credit sales.

Selling and administrative expenses for the three months ended September 30, 2005 were $26.2 million, representing 38.9% of revenues, as compared to $25.0 million and 41.7% of revenues for the three months ended September 30, 2004. The decrease in selling and administrative expenses as a percentage of revenues is primarily due to the ongoing efforts to reduce corporate administrative positions as a result of the sale of the Sewing business and trademark. This was offset, in part, by India's significant decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Excluding India, selling and administrative expenses as a percentage of revenue would have been 38.0% in the 2005 third quarter as compared to 41.0% in the 2004 third quarter.

Operating income for the three months ended September 30, 2005 was $1.6 million as compared to a loss of $0.7 million for the same period in 2004, while EBITDA (earnings before interest expense, taxes, depreciation and amortization) from continuing operations was $4.2 million and $0.6 million, respectively. The $2.3 million increase in operating income and $3.6 million increase in EBITDA were due to improved performance in Sri Lanka and the reduction in Corporate overhead expense. The increase in EBITDA also reflects an increase in other income.

Singer India has incurred substantial losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004 and continuing into 2005, a severe liquidity crunch reflecting the impact of prior losses. On May 31, 2005, Singer India was registered as a "Sick Company" by the BIFR pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 of India. The registration provides certain legal protection against creditors.

There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit a successful reorganization of that company. The survival and restructuring of Singer India will require the support and assistance of Singer India's banks and other stakeholders, which support has so far not been forthcoming. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

Singer has established a new wholly owned subsidiary in India, which together with a third party distributor, will take on the role of distributing sewing machines and small appliances on a wholesale basis in India. Residual sourcing and retail activity may continue to be carried on by a smaller and more focused Singer India. Singer is also seeking to reduce its ownership stake in Singer India. Should a sufficient stake be sold and Singer India be deconsolidated, the Company would recognize a significant accounting gain from the reversal of prior losses in excess of that company's equity.

Interest expense was $2.8 million and $2.1 million for the three-month periods ended September 30, 2005 and 2004, respectively. The increase in interest expense reflects the increased financing required to support the increased installment receivables as a result of higher sales and promotion of credit, including longer average credit terms in Thailand and Sri Lanka.

Equity earnings from Operating Affiliates totaled $0.5 million and $0.2 million for the three-month periods ended September 30, 2005 and 2004, respectively. The $0.3 million improvement was primarily due to increased income from an operating affiliate in Bangladesh.

Royalty expense was $0.7 million and $0.6 million for the three-month periods ended September 30, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues at Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia.

Miscellaneous other income was $1.7 million for the three-month period ended September 30, 2005 as compared to other income of $0.2 million for the same period in 2004. Other income in 2005 includes a $1.1 million gain resulting from a legal settlement of an outstanding obligation recognized as part of Singer's Reorganization in 2000 and $0.7 million in interest income from investments and the KSIN and Jamaica notes receivable.

Provision for income taxes amounted to $0.5 million in the three-month period ended September 30, 2005, as compared to a $2.0 million tax provision for the same period in 2004. The $1.5 million decrease in provision for income taxes primarily reflected the need to provide an additional valuation reserve of $1.2 million for deferred taxes in India and the Philippines in 2004 and no such requirement this period.

Minority interest share in losses was $0.3 million for the 2005 third quarter compared to $0.9 million for the same period in 2004. The decrease in minority interest share in losses was primarily due to increased profitability in the Retail operating units in Asia, particularly in Sri Lanka and Bangladesh.

The Company's income from continuing operations was $0.2 million for the three months ended September 30, 2005 as compared to a loss of $4.2 million in 2004. The improvement in income from continuing operations of $4.4 million was primarily due to improved performance at the operating units, particularly in Sri Lanka and the Philippines, the increase in miscellaneous other income and reduction in corporate overhead expense.

Income from discontinued operations for the three months ended September 30, 2005 was $nil as compared to income of $2.4 million for the same period in 2004. The income from discontinued operations in 2004 was primarily due to income from operations of the Sewing business and trademark that were sold as part of the KSIN transaction.

The net income available to common shares for the three months ended September 30, 2005 was $0.2 million as compared to a net loss of $1.8 million for the same period in 2004. This is equivalent to basic and diluted income per common share of $0.03 for the three months ended September 30, 2005 as compared to a net loss of $0.23 per common share for the same period in 2004.

Nine Months Ended September 30, 2005 and September 30, 2004

For the nine months ended September 30, 2005, the Company reported consolidated revenues of $231.4 million compared to $193.0 million for the same period in 2004, an increase of $38.4 million or 19.9%. The increase in revenues was primarily due to strong retail sales at almost all of the major Retail operating units in Asia, particularly in Thailand, Sri Lanka and Bangladesh. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown a 29.3% revenue increase for the nine months.

The Company's revenues for the nine months ended September 30, 2005 include $40.1 million of finance earnings on consumer credit sales compared to $30.3 million for the same period in 2004. The increase in finance earnings is due primarily to increased credit sales in Thailand and Sri Lanka as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the nine months ended September 30, 2005 was $89.0 million, representing a gross profit as a percentage of revenues of 38.5%, as compared to $76.6 million and a gross profit percentage of 39.7% for the nine months ended September 30, 2004. The slight decline in gross profit percentage is primarily due to a shift in Thailand's sales mix from appliances to motorcycles, which have a lower gross profit contribution.

Selling and administrative expenses for the nine months ended September 30, 2005 were $80.8 million, representing 34.9% of revenues, as compared to $71.7 million and 37.1% of revenues for the nine months ended September 30, 2004. The decrease in selling and administrative expenses as a percentage of revenues is primarily due to Thailand's significant sales increase which exceeded the increase in Thailand's fixed selling and administrative expenses and a reduction in corporate overhead expense. This was offset, in part, by India's significant decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Excluding India, selling and administrative expenses as a percentage of revenue would have been 34.0% in the nine months ended September 30, 2005 as compared to 37.4% for the same period in 2004.

Operating income for the nine months ended September 30, 2005 and 2004 was $8.2 million and $4.9 million, respectively, while EBITDA from continuing operations was $10.1 million and $4.8 million, respectively. The $3.3 million increase in operating income and $5.3 million increase in EBITDA were due to improved performance at the operating units, particularly in Sri Lanka and the Philippines, coupled with a reduction in Corporate overhead expense.

The losses incurred at Singer India and the status of that company and of Singer's operations in India are reviewed in detail in the discussion of the three months results, above.

Interest expense was $7.1 million and $6.2 million for the nine-month periods ended September 30, 2005 and 2004, respectively. The increase in interest expense reflects the increased financing required to support the increased installment receivables as a result of higher sales and promotion of credit, including longer average credit terms in Thailand and Sri Lanka.

Equity earnings from Operating Affiliates were $0.4 million during the nine-month period ended September 30, 2005 as compared to a loss of $0.6 million for the same period in 2004. The $1.0 million improvement was primarily due to lower losses at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $2.3 million and $1.9 million for the nine-month periods ended September 30, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues at Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia.

Miscellaneous other income was $2.9 million for the nine-month period ended September 30, 2005 as compared to other income of $1.7 million for the same period in 2004. Other income in 2005 includes $2.1 million in interest income from investments and the KSIN and Jamaica notes receivable, a $1.1 million gain resulting from a legal settlement of an outstanding obligation and a $0.5 million gain on sale of property, which was partially offset by foreign exchange losses of $1.1 million. The other income for 2004 was primarily gains on sale of property in Thailand and Indonesia.

Provision for income taxes amounted to $3.3 million in the nine-month period ended September 30, 2005, as compared to a $4.6 million tax provision for the same period in 2004. The $1.3 million decrease in provision for income taxes is primarily due to the absence in 2005 of the need for an additional valuation reserve for deferred taxes as compared to a provision of $1.2 million in 2004.

Minority interest share in income was $1.2 million for the 2005 period compared to $1.4 million for the same period in 2004. The decrease in minority interest share in income was primarily due to the lower net income at Singer Asia.

The Company's loss from continuing operations for the nine months ended September 30, 2005 and 2004 was $2.4 million and $8.2 million, respectively. The improvement of $5.8 million is primarily due to the increase in operating income coupled with the increase in miscellaneous other income and decrease in the income tax provision.

Loss from discontinued operations for the nine months ended September 30, 2005 and 2004 was $0.4 million and $22.3 million respectively. The loss in 2005 was due to the loss on the sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the final post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million. The loss from discontinued operations in 2004 was primarily due to the loss on sale of the Sewing business and trademark, the KSIN transaction, of $36.4 million, which was partially offset by earnings from operations of the Sewing business and trademark prior to sale of $13.7 million.

The net loss available to Common Shares was $2.8 million and $30.5 million for the nine months ended September 30, 2005 and 2004, respectively. This is equivalent to basic and diluted loss per Common Share of $0.48 and $3.88, respectively.

Liquidity and Capital Resources

Nine Months Ended September 30, 2005 and September 30, 2004

For the nine months ended September 30, 2005, the Company had a net cash outflow from operations of $50.3 million. This was primarily due to a $45.9 million increase in account receivables and installment receivables due more than one year, a $5.8 million decrease in accounts payable and accrued expenses, a $4.6 million increase in inventories, and a $3.9 million increase in other current assets. The increase in accounts receivable and installment receivables due more than one year reflects the strong growth in sales and increased promotion of consumer credit, including longer average credit terms.

Net proceeds from investing activities was $1.5 million, which consisted of proceeds of $2.7 million from the sale of Singer Jamaica, $1.8 million from the purchase price adjustment for the KSIN transaction and

$0.5 million from sale of property, which were offset, in part, by capital expenditures of $3.5 million. The increase in notes and loans payable amounted to $19.0 million while additions to long-term debt net of repayments totaled $26.7 million.

Purchase of treasury stock and options net of proceeds from stock options exercised utilized $5.3 million. As a consequence of these purchases and the exercise of options, shares issued and outstanding declined from 5,984,375 as of December 31, 2004 to 5,184,536 as of September 30, 2005, and options outstanding declined from 675,764 as of December 31, 2004 to 335,500 as of September 30, 2005. Dividend payments by subsidiaries to minority shareholders totaled $1.4 million. The net effect was a decrease in cash and cash equivalents by $7.4 million to $32.6 million at September 30, 2005.

For the nine months ended September 30, 2004, the Company had a net cash outflow from operations of $23.9 million. This was primarily due to a $21.3 million increase in accounts receivable and installment receivables due more than one year, a $7.6 million increase in other assets net of other liabilities and a $3.2 million increase in inventories, which were partially offset by a $6.8 million increase in accounts payable and accrued expenses. Net proceeds from investing activities was $64.7 million, which consisted of proceeds of $65.1 million from the sale of the Sewing business and trademark, and $2.7 million from the sale of property, which were offset, in part, by capital expenditures of $2.8 million. The decrease in notes and loans payable amounted to $1.7 million while repayments of long-term debt net of additions totaled $8.4 million. Purchase of treasury stock and options net of proceeds from stock options exercised utilized $1.0 million. Dividend payments by subsidiaries to minority shareholders totaled $2.8 million. The net effect was an increase in cash and cash equivalents by $27.1 million to $54.7 million at September 30, 2004.

Working capital as of September 30, 2005 of $75.8 million showed a decrease of $23.5 million from the $99.3 million of working capital as at December 31, 2004. This decrease was primarily due to the increase in installment receivables due in excess of one year, especially in Thailand, which receivables are not included in working capital (see Note 3).

The liquidity position of Singer India remains extremely serious. On May 31, 2005, Singer India was registered as a "Sick Company" by the BIFR pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 of India. The registration provides certain legal protection against creditors. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the nine months ended September 30, 2005 and 2004 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters were not material for the nine months ended September 30, 2005 and 2004.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations.

Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial condition or results of operations.

There have been no material changes in the market risks faced by Singer since December 31, 2004. For a further discussion of these market risks and other risk factors see Singer N.V.'s 2004 Annual Report dated April 2005.